EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
The Aristotle Corporation:

We consent to the incorporation by reference in the registration statements File No. 333-41845 (Registration Rights Agreement) on Form S-3 and File No. 333-41841 (1997 Employee and Director Stock Plan), File No. 333-108803 (1997 Employee and Director Stock Plan), and File No. 333-108802 (2002 Employee, Director and Consultant Stock Plan) on Form S-8 of The Aristotle Corporation of our reports dated March 26, 2009, with respect to the consolidated balance sheets of The Aristotle Corporation and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of earnings, stockholders' equity and comprehensive earnings and cash flows for each of the years in the three-year period ended December 31, 2008, and related financial statement schedule, which reports appear in the December 31, 2008, annual report on Form 10-K of The Aristotle Corporation.

/s/ KPMG LLP

Milwaukee, Wisconsin
March 26, 2009